UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Devon Energy Corporation Incentive Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2006.

Oklahoma City, Oklahoma

June 6, 2018

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments, at fair value	$768,781,501	$683,033,717
Employer contributions receivable	5,576,542	5,571,103
Notes receivable from participants	8,768,683	7,998,306
Other receivables	2,138,866	455,190
Total assets	785,265,592	697,058,316
LIABILITIES
Other liabilities	1,665,144	699,690
Total liabilities	1,665,144	699,690
NET ASSETS AVAILABLE FOR BENEFITS	$783,600,448	$696,358,626

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2017
Additions:
Investment income:
Net appreciation in fair value of investments	$92,376,406
Dividend income	13,669,437
Interest income	93,953
Net investment gain	106,139,796
Contributions:
Participant, including rollovers	26,799,751
Employer, net of forfeitures	39,094,292
Total contributions	65,894,043
Interest income on notes receivable from participants	353,815
Total additions	172,387,654
Deductions:
Distributions to participants	82,803,005
Administrative expenses	2,342,827
Total deductions	85,145,832
Net increase in net assets available for benefits	87,241,822
Net assets available for benefits:
Beginning of year	696,358,626
End of year	$783,600,448

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $924,000 during 2017.

New employees who do not take action to either enroll or decline to enroll in the Plan are automatically enrolled in the Plan with a pre-tax deferral contribution rate equal to 3%.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2017, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation or $16,200. For participants with less than five years of service, Devon’s matching contributions in 2017 were limited to the lesser of 3% of the participant’s compensation or $8,100.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2017, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2017 consist of mutual funds, equity securities, Devon common stock, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions or pay Plan expenses. Employer contributions were reduced by approximately $1,205,000 in 2017 due to forfeitures. In 2017, Plan expenses of approximately $205,000 were paid by forfeitures. As of December 31, 2017 and 2016, there were approximately $293,000 and $420,000, respectively, of forfeitures available to reduce future employer contributions or pay expenses.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.50% at December 31, 2017. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2018 to March 2033 at December 31, 2017. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59½ or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees related to the equity securities and collective trusts are included in administrative expenses. All other investment-related expenses are included in net appreciation of fair value of investments.

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2017 and 2016. There have been no changes in the methodologies used at December 31, 2017 and 2016.

	As of December 31, 2017
	Total	Level 1 Inputs
Mutual funds	$244,897,426	$244,897,426
Self-directed brokerage account	37,017,592	37,017,592
Common stock	230,170,187	230,170,187
Total assets in the fair value hierarchy	$512,085,205	$512,085,205
Investments measured at net asset value	256,696,296
Investments at fair value	$768,781,501

	As of December 31, 2016
	Total	Level 1 Inputs
Mutual funds	$205,891,804	$205,891,804
Self-directed brokerage account	32,305,893	32,305,893
Common stock	225,588,412	225,588,412
Total assets in the fair value hierarchy	$463,786,109	$463,786,109
Investments measured at net asset value	219,247,608
Investments at fair value	$683,033,717

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

     The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$104,968,336	None	Daily	None
International Equity	86,136,854	None	Daily	None
World Equity	24,601,478	None	Daily	None
Real Estate	1,539,780	None	Daily	None
Total commingled funds	217,246,448
Stable value collective:
Trust fund	39,449,848	None	Daily	12 months
Investments measured at net asset value	$256,696,296

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$96,402,679	None	Daily	None
International Equity	64,197,186	None	Daily	None
World Equity	11,263,590	None	Daily	None
Real Estate	5,667,593	None	Daily	None
Total commingled funds	177,531,048
Stable value collective:
Trust fund	41,716,560	None	Daily	12 months
Investments measured at net asset value	$219,247,608

The following methods and assumptions were used to estimate the fair values in the tables above.

Mutual funds. Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts. Accounts primarily consist of mutual funds that are valued on the basis of readily determinable market prices.

Common stocks. Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds. Valued based on the net asset value of the commingled funds’ underlying investments using information reported by the investment advisor. The net asset value is used as a practical expedient to estimate fair value.

Stable value collective trust fund. Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.  Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

5.	Related Party and Parties in Interest Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

6.	Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated July 10, 2017 that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to July 10, 2017 the Plan operated under a determination letter dated November 3, 2015. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2017 and 2016.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Devon Energy Corporation Incentive Savings Plan
EIN: 73-1567067 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
Devon Energy Corporation**	Devon common stock	650,234	$26,919,688
Cash equivalent fund:
The Vanguard Group	Vanguard Money Market Fund	11,099,639	11,099,639
Interest-bearing cash	Money-market securities		5,042,331
Mutual Funds and Common Trust Funds:
TCW Investment Management Company	TCW Core Fixed Income Fund	5,498,159	60,424,765
PIMCO Funds	PIMCO All Asset All Authority	4,669,883	41,655,358
SEI Trust Company	PIMCO Stable Income Fund	374,251	39,449,848
Aberdeen	Aberdeen Emerging Markets Fund	1,138,447	18,374,539
Harbor Funds	Harbor International Fund	711,456	48,037,526
Neuberger Berman	Neuberger Berman High Yield Bond Fund	2,817,838	24,487,012
Blackrock, Inc.	US Equity Index	3,492,879	104,968,336
Blackrock, Inc.	International Equity Index	5,403,106	86,136,854
Blackrock, Inc.	Blackrock MSCI ACWI Minimum Volatility Fund	1,979,403	24,601,478
Capital Research & Management Company	Europacific Growth Fund	206,697	11,603,946
Invesco	Invesco Equity Real Estate Securities Trust	10,587	1,539,780
Western Asset	Inflation Indexed Plus Bond Portfolio	2,156,317	24,172,310
Equity Securities:
2U INC	Common stock	7,138	460,472
ABBVIE INC	Common stock	3,906	377,749
ABIOMED INC	Common stock	3,287	616,017
ACADIA PHARMACEUTICALS	Common stock	3,606	108,577
ACI WORLDWIDE INC	Common stock	14,700	333,249
ADOBE SYSTEMS INC	Common stock	3,003	526,246
ADTALEM GLOBAL EDUCATION	Common stock	12,160	511,328
ADVANCE AUTO PARTS INC	Common stock	7,500	747,675
AECOM	Common stock	7,400	274,910
AERCAP HOLDINGS NV	Common stock	11,000	578,710
AES CORP	Common stock	73,400	794,922
AETNA INC	Common stock	4,048	730,219
AFFILIATED MANAGERS GRP	Common stock	1,965	403,315
AGNC INVESTMENT CORP	Common stock	38,100	769,239
AIR PRODUCTS & CHEMICALS	Common stock	11,515	1,889,381
ALASKA AIR GROUP INC	Common stock	5,000	367,550
ALIBABA GROUP HLD SPON AD	Common stock	8,976	1,547,732
ALLEGHANY CORP DEL	Common stock	1,400	834,526
ALLERGAN PLC	Common stock	737	120,558
ALLIANT ENERGY CORPORATIO	Common stock	10,300	438,883

ALLY FINANCIAL INC	Common stock	8,400	244,944
ALPHABET INC CL C	Common stock	2,961	3,098,390
ALTABA INC	Common stock	6,133	428,390
ALTRIA GROUP INC	Common stock	9,632	687,821
AMAZON.COM INC	Common stock	2,602	3,042,961
AMC ENTERTAINMENT HL CL A	Common stock	39,100	590,410
AMC NETWORKS INC CL A	Common stock	11,900	643,552
AMERCO INC	Common stock	2,300	869,193
AMERICAN EAGLE OUTFITTERS	Common stock	17,400	327,120
AMERICAN EXPRESS CO	Common stock	12,910	1,282,092
AMERICAN INTL GROUP	Common stock	10,153	604,916
ANTERO RES CORP	Common stock	36,500	693,500
ANTHEM INC	Common stock	6,192	1,393,262
APPLE INC	Common stock	18,767	3,175,939
APPLIED MATERIALS INC	Common stock	14,766	754,838
APTIV PLC	Common stock	3,137	266,112
ARISTA NETWORKS INC	Common stock	1,571	370,096
ARRIS INTERNATIONAL PLC	Common stock	21,000	539,490
AUTODESK INC	Common stock	4,836	506,958
AVNET INC	Common stock	15,300	606,186
AXALTA COATING SYS LTD	Common stock	10,785	349,003
AXIS CAPITAL HOLDINGS LTD	Common stock	10,900	547,834
BALL CORP	Common stock	15,949	603,670
BANK OF AMERICA CORPORATI	Common stock	104,845	3,095,023
BANK OF THE OZARKS INC	Common stock	12,040	583,338
BERKSHIRE HATHAWAY CL B	Common stock	5,300	1,050,566
BIOMARIN PHARMACEUTICAL	Common stock	2,837	252,975
BLACK KNIGHT INC	Common stock	5,727	252,847
BLACKHAWK NETWORK HLDG	Common stock	16,000	570,400
BLACKROCK INC	Common stock	552	283,568
BLACKSTONE GROUP LP	Common stock	15,352	491,571
BLOCK H & R INC	Common stock	19,400	508,668
BOEING CO	Common stock	666	196,410
BOOZ ALLEN HAMILTON CL A	Common stock	16,428	626,400
BOSTON SCIENTIFIC CORP	Common stock	11,605	287,688
BP PLC SPON ADR	Common stock	24,829	1,043,563
BRISTOL-MYERS SQUIBB CO	Common stock	3,747	229,616
BROADCOM LTD	Common stock	8,995	2,310,816
BWX TECHNOLOGIES INC	Common stock	15,216	920,416
CABLE ONE INC W/I	Common stock	263	184,981
CAMBREX CORP	Common stock	8,577	411,696
CAPITAL ONE FIN CORP	Common stock	6,999	696,960
CARDINAL HEALTH INC	Common stock	8,895	544,997
CARNIVAL CORP	Common stock	10,093	669,872
CARRIZO OIL & GAS INC	Common stock	5,311	113,018
CASEY GENERAL STORES	Common stock	6,900	772,386
CATERPILLAR INC	Common stock	2,123	334,542
CAVIUM INC	Common stock	3,269	274,040
CBOE GLOBAL MARKETS INC	Common stock	3,723	463,849
CBS CORP CL B	Common stock	9,344	551,296
CELANESE CORP SER A	Common stock	15,129	1,620,013
CELGENE CORP	Common stock	5,413	564,901

CHARLES RIVER LABS INTL	Common stock	4,559	498,983
CHARTER COMM INC A	Common stock	470	157,901
CHEVRON CORP	Common stock	8,500	1,064,115
CIGNA CORP	Common stock	5,282	1,072,721
CINTAS CORP	Common stock	1,908	297,324
CIT GROUP INC	Common stock	15,300	753,219
CITIGROUP INC	Common stock	28,721	2,137,130
CLOVIS ONCOLOGY INC	Common stock	1,736	118,048
COCA-COLA EUROPEAN PARTNE	Common stock	24,200	964,370
COGNIZANT TECH SOLUT CL A	Common stock	5,032	357,373
COHERENT INC	Common stock	1,204	339,793
COLLIERS INTL GROUP (US)	Common stock	3,680	222,088
COLUMBIA PROPERTY TR INC	Common stock	24,600	564,570
COMCAST CORP CL A	Common stock	42,690	1,709,735
COMPASS MINERALS INTL INC	Common stock	7,900	570,775
CONDUENT INC	Common stock	48,300	780,528
CONOCOPHILLIPS	Common stock	19,913	1,093,025
COPART INC	Common stock	24,078	1,039,929
CORECIVIC INC	Common stock	24,800	558,000
CORELOGIC INC	Common stock	14,200	656,182
COSTAR GROUP INC	Common stock	2,899	860,858
COVANTA HOLDING CORP	Common stock	13,100	221,390
CROWN CASTLE INTL CORP	Common stock	4,617	512,533
CSRA INC	Common stock	32,622	976,050
CVS HEALTH CORP	Common stock	9,700	703,250
DANAHER CORP	Common stock	8,298	770,220
DEXCOM INC	Common stock	6,576	377,397
DIAMONDBACK ENERGY INC	Common stock	3,349	422,811
DIEBOLD NIXDORF INC	Common stock	19,500	318,825
DISCOVERY COMM CL C NON-V	Common stock	19,700	417,049
DOLLAR GENERAL CORP	Common stock	12,300	1,144,023
DOMINOS PIZZA INC	Common stock	3,876	732,409
DOWDUPONT INC	Common stock	20,104	1,431,807
DST SYSTEMS INC	Common stock	8,800	546,216
DUN & BRADSTREET DEL NEW	Common stock	2,305	272,935
DYCOM INDUSTRIES INC	Common stock	4,832	538,430
E TRADE FINANCIAL CORP	Common stock	28,277	1,401,691
EAST WEST BANCORP INC	Common stock	4,057	246,787
ECHOSTAR CORP CL A	Common stock	11,000	658,900
ELECTRONIC ARTS INC	Common stock	2,844	298,791
ENCOMPASS HEALTH CORP	Common stock	9,530	470,877
ENCORE CAP GROUP INC	Common stock	8,552	360,039
EQUINIX INC	Common stock	2,015	913,238
EQUITY COMMONWEALTH	Common stock	33,000	1,006,830
EURONET WORLDWIDE INC	Common stock	4,597	387,389
EVERTEC INC	Common stock	33,900	462,735
EXACT SCIENCES CORP	Common stock	13,028	684,491
EXPRESS SCRIPTS HLDG CO	Common stock	11,200	835,968
FACEBOOK INC A	Common stock	17,202	3,035,465
FAIRMOUNT SANTROL HLDGS	Common stock	53,860	281,688
FEDEX CORP	Common stock	1,674	417,730
FERROGLOBE REP&WARRANTY I	Common stock	42,600	-

FINISAR CORP	Common stock	20,600	419,210
FIRSTCASH INC	Common stock	6,521	439,841
FIRSTSERVICE CORP (US)	Common stock	4,639	324,359
FNF GROUP	Common stock	16,800	659,232
FOSSIL GROUP INC	Common stock	25,700	199,689
GAMING AND LEISURE PROPRT	Common stock	18,600	688,200
GENERAL DYNAMICS CORPORAT	Common stock	4,641	944,211
GENERAL ELECTRIC CO	Common stock	55,300	964,985
GLAUKOS CORP	Common stock	6,828	175,138
GRAND CANYON EDUCATION	Common stock	6,181	553,385
GUIDEWIRE SOFTWARE INC	Common stock	7,986	593,040
HALLIBURTON CO	Common stock	8,191	400,294
HANESBRANDS INC	Common stock	28,991	606,202
HD SUPPLY HLDGS INC	Common stock	2,481	99,314
HEICO CORP CL A	Common stock	6,069	479,754
HESS CORP	Common stock	17,900	849,713
HEWLETT PACKARD ENTERPRIS	Common stock	64,100	920,476
HEXCEL CORPORATION	Common stock	7,659	473,709
HILTON GRAND VACATIONS	Common stock	11,255	472,147
HOME DEPOT INC	Common stock	7,393	1,401,195
HONEYWELL INTL INC	Common stock	10,782	1,653,528
HORIZON PHARMA PLC	Common stock	31,565	460,849
HOUGHTON MIFFLIN HARCOURT	Common stock	35,000	325,500
IDEXX LABS INC	Common stock	2,110	329,962
ILLUMINA INC	Common stock	1,689	369,030
INC RESEARCH HLDGS INC-A	Common stock	6,300	274,680
INTERCONTINENTAL EXCHANGE	Common stock	12,289	867,112
INTERNATIONAL PAPER CO	Common stock	5,301	307,140
INTUITIVE SURGICAL INC	Common stock	668	243,780
INVESTORS BANCORP INC NEW	Common stock	39,400	546,872
IRON MOUNTAIN INC	Common stock	5,600	211,288
J2 GLOBAL INC	Common stock	4,041	303,196
JETBLUE AIRWAYS CORP	Common stock	28,000	625,520
JOHNSON & JOHNSON	Common stock	5,716	798,640
JOHNSON CONTROLS INTERNAT	Common stock	21,704	827,139
JONES LANG LASALLE INC	Common stock	2,963	441,280
JPMORGAN CHASE & CO	Common stock	21,629	2,313,005
KEYCORP	Common stock	48,100	970,177
KOSMOS ENERGY LTD	Common stock	75,946	520,230
KULICKE & SOFFA INDU INC	Common stock	9,300	226,316
LANNETT INC	Common stock	7,000	162,400
LENNOX INTERNATIONAL INC	Common stock	1,559	324,677
LEUCADIA NATIONAL CORP	Common stock	29,200	773,508
LIBERTY EXPEDIA HLDG CL A	Common stock	8,000	354,640
LIGAND PHARMACEUTICALS	Common stock	4,424	605,778
LIVE NATION ENTERTAINMENT	Common stock	11,139	474,187
LOWES COS INC	Common stock	13,400	1,245,396
LYONDELLBASELL INDS CLASS	Common stock	6,500	717,080
MADISON SQUARE GARDEN CO/	Common stock	2,666	562,126
MARTIN MARIETTA MATERIALS	Common stock	3,027	669,088
MAXIMUS INC	Common stock	7,598	543,865
MAXLINEAR INC	Common stock	13,692	361,743

MBIA INC	Common stock	30,500	223,260
MCDERMOTT INTL INC	Common stock	31,400	206,612
MCDONALDS CORP	Common stock	4,226	727,379
MEDNAX INC	Common stock	12,700	678,688
MEDTRONIC PLC	Common stock	15,901	1,284,006
MERCK & CO INC NEW	Common stock	14,771	831,164
METHODE ELECTRONICS INC	Common stock	7,900	316,790
MFA FINANCIAL INC	Common stock	95,800	758,736
MICHAELS COS INC	Common stock	41,453	1,002,748
MICRO FOCUS INTL PLC SPND	Common stock	19,377	650,873
MICROCHIP TECHNOLOGY	Common stock	21,524	1,891,529
MICRON TECHNOLOGY INC	Common stock	8,688	357,251
MICROSOFT CORP	Common stock	58,445	4,999,385
MIDDLEBY CORP	Common stock	4,696	633,725
MORGAN STANLEY	Common stock	12,749	668,940
MSG NETWORKS INC CL A	Common stock	22,400	453,600
NATIONAL CINEMEDIA INC	Common stock	59,000	404,740
NATIONAL INSTRUMENT CORP	Common stock	8,292	345,196
NATIONSTAR MORTGAGE HLDGS	Common stock	16,400	303,400
NAVIENT CORP	Common stock	43,787	583,243
NCR CORP	Common stock	12,800	435,072
NETFLIX INC	Common stock	2,550	489,498
NEW YORK COMMUNITY BANCOR	Common stock	51,892	675,634
NEWELL BRANDS INC	Common stock	19,846	613,241
NEWS CORP NEW CL A	Common stock	33,900	549,519
NICE LTD SPON ADR	Common stock	2,786	256,061
NIELSEN HOLDINGS PLC	Common stock	21,000	764,400
NORWEGIAN CRUISE LINE HLG	Common stock	21,731	1,157,176
NU SKIN ENTERPRISES CL A	Common stock	2,852	194,592
NVIDIA CORP	Common stock	801	154,994
OCCIDENTAL PETROLEUM CORP	Common stock	12,825	944,690
OCLARO INC	Common stock	48,600	327,564
OM ASSET MANAGEMENT PLC	Common stock	13,745	230,229
ORACLE CORP	Common stock	21,374	1,010,563
OWENS CORNING INC	Common stock	11,520	1,059,149
PALO ALTO NETWORKS INC	Common stock	616	89,283
PATTERSON COMPANIES INC	Common stock	22,800	823,764
PERFORMANCE FOOD GROUP CO	Common stock	5,591	185,062
PFIZER INC	Common stock	28,550	1,034,081
PHILIP MORRIS INTL INC	Common stock	10,928	1,154,543
PHILLIPS 66	Common stock	10,034	1,014,939
PIONEER NATURAL RESOURCES	Common stock	3,918	677,226
PNC FIN SVCS GRP INC	Common stock	7,750	1,118,248
POPULAR INC	Common stock	9,300	330,057
PRICELINE GROUP INC	Common stock	101	175,512
PROGRESSIVE CORP OHIO	Common stock	2,641	148,741
PVH CORP	Common stock	2,466	338,360
QUALCOMM INC	Common stock	18,265	1,169,325
RADIAN GROUP INC	Common stock	13,400	276,174
RANGE RESOURCES CORP	Common stock	34,300	585,158
RAYONIER ADVANCED MATERIA	Common stock	2,800	57,260
RED HAT INC	Common stock	2,371	284,757

RENT A CTR INC	Common stock	26,000	288,600
REPLIGEN	Common stock	6,275	227,657
RETAIL OPPORTUNITY INVTS	Common stock	37,400	746,130
ROGERS CORP	Common stock	3,743	606,067
ROYAL CARIBBEAN CRUISES	Common stock	6,928	826,372
RPX CORP	Common stock	16,900	227,136
S&P GLOBAL INC	Common stock	2,288	387,587
SALESFORCE.COM INC	Common stock	11,895	1,216,026
SBA COMMUNICATIONS CORP	Common stock	1,166	190,478
SCANA CORP	Common stock	14,500	576,810
SEAWORLD ENTMT INC	Common stock	31,225	423,723
SERVICENOW INC	Common stock	3,310	431,591
SHERWIN WILLIAMS CO	Common stock	2,011	824,590
SITEONE LANDSCAPE SUPPLY	Common stock	4,863	372,992
SIX FLAGS ENTERTAINMENT	Common stock	11,385	757,899
SLM CORP	Common stock	118,329	1,337,118
SPIRIT AEROSYSTEM HLD INC	Common stock	14,059	1,226,648
SPIRIT REALTY CAPITAL INC	Common stock	53,200	456,456
STANLEY BLACK & DECKER	Common stock	11,487	1,949,229
STATE STREET CORP	Common stock	10,853	1,059,361
STEELCASE INC CLASS A	Common stock	28,800	437,760
STERICYCLE INC	Common stock	8,400	571,116
STEWART INFORMATION SVCS	Common stock	10,100	427,230
TAKE-TWO INTERACTV SOFTWR	Common stock	4,693	515,198
TELEDYNE TECHNOLOGIES INC	Common stock	2,621	474,794
TEVA PHARMACEUTICAL IND A	Common stock	20,729	392,815
TEXAS INSTRUMENTS INC	Common stock	10,456	1,092,025
THERMO FISHER SCIENTIFIC	Common stock	1,022	194,057
TIVO CORP	Common stock	40,586	633,142
T-MOBILE US INC	Common stock	4,269	271,124
TORO CO	Common stock	3,724	242,917
TRACTOR SUPPLY CO.	Common stock	5,210	389,448
TRANSOCEAN LTD	Common stock	28,800	307,584
TRANSUNION	Common stock	9,550	524,868
TREEHOUSE FOODS INC	Common stock	10,300	509,438
TWENTY FIRST CENTURY FOX	Common stock	34,200	1,180,926
UNION PACIFIC CORP	Common stock	4,162	558,124
UNITED NATURAL FOODS INC	Common stock	8,600	423,722
UNITED RENTALS INC	Common stock	1,676	288,121
UNITED TECHNOLOGIES CORP	Common stock	8,030	1,024,387
UNITED THERAPEUTICS DEL	Common stock	4,200	621,390
UNITEDHEALTH GROUP INC	Common stock	13,919	3,068,583
UNITI GROUP INC	Common stock	32,985	586,803
UNIVERSAL ELECTRONICS INC	Common stock	5,947	280,996
US FOODS HOLDING CORP	Common stock	17,800	568,354
VAIL RESORTS INC	Common stock	2,179	462,972
VANTIV INC	Common stock	8,297	610,244
VEEVA SYS INC CL A	Common stock	7,304	403,765
VEREIT INC	Common stock	84,400	657,476
VERIZON COMM INC	Common stock	21,037	1,113,488
VERMILION ENERGY (USD)	Common stock	19,200	697,344
VERSUM MATERIALS INC W/I	Common stock	11,750	444,738

VERTEX PHARMACEUTICALS	Common stock	6,168	924,336
VIACOM INC CL B	Common stock	11,300	348,153
VIRTU FINANCIAL INC CL A	Common stock	12,666	231,788
VISA INC CL A	Common stock	20,282	2,312,554
VONAGE HOLDINGS CORP	Common stock	22,500	228,825
VULCAN MATERIALS CO	Common stock	5,242	672,916
WALMART INC	Common stock	5,844	577,095
WAYFAIR INC	Common stock	908	72,885
WELLS FARGO & CO	Common stock	23,723	1,439,274
WESCO AIRCRAFT HLDGS INC	Common stock	15,600	115,440
WEST PHARMACEUTICAL SVCS	Common stock	3,477	343,076
WESTERN DIGITAL CORP	Common stock	1,586	126,135
WEX INC	Common stock	4,531	639,913
WHITE MOUNTAINS INS GROUP	Common stock	1,400	1,191,792
WILLIS TOWERS WATSON PLC	Common stock	5,700	858,933
WISDOMTREE INVESTMENTS	Common stock	18,406	230,995
XL GROUP LTD	Common stock	22,100	777,036
XPO LOGISTICS INC	Common stock	2,630	240,883
YELP INC	Common stock	11,013	462,106
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		37,017,592
NOTES RECEIVABLE FROM PARTICIPANTS**	Installment loans due from participants with maturity dates ranging from January 2018 to March 2033 and interest rates ranging from 4.25% to 9.50%.		8,768,683
			$777,550,184

**Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 6, 2018	/s/ Tana K. Cashion
Tana K. Cashion
Senior Vice President Human Resources